

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Via E-mail
John P. Whittington
Executive Vice President, General Counsel and Corporate Secretary
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243

  Re: HealthSouth Corporation
    Preliminary Proxy Statement on Schedule 14A
    Filed March 16, 2015
    File No. 001-10315

Dear Mr. Whittington:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Daniel Greenspan for

          Jeffrey P. Riedler
          Assistant Director